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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  3

Name of Issuer:  Unique Casual Restaurants, Inc.

Title of Class of Securities:  Common Stock, $.01 par value

CUSIP Number:  909 15K 100

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

 John Zoraian, c/o Atticus Holdings, L.L.C., 590 Madison Avenue,
      32nd Floor, New York, New York 10022; (212) 829-8100

     (Date of Event which Requires Filing of this Statement)

                        December 29, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.: 909 15K 100

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Timothy R. Barakett

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Canada

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

8.  Shared Voting Power:

         1,778,106


9.  Sole Dispositive Power:

10. Shared Dispositive Power:

         1,778,106

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,778,106

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares






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13. Percent of Class Represented by Amount in Row (11)

         15.46%

14. Type of Reporting Person

         IN














































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CUSIP No.: 909 15K 100

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Atticus Management, Ltd.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         790,200

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         790,200

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         790,200

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



                                4



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13. Percent of Class Represented by Amount in Row (11)

         6.87%

14. Type of Reporting Person

         CO














































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CUSIP No.: 909 15K 100

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Atticus International, Ltd.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         790,200

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         790,200

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         790,200

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         6.87%

14. Type of Reporting Person

         CO














































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The purpose of this Amendment No. 3 is to report that the
ownership of Timothy R. Barakett in the Common Stock, par value $.01 per share (the "Shares"), of Unique Casual Restaurants, Inc. (the "Issuer") has increased from 10.27% to 15.46% of the Shares and to report that Atticus Management, Ltd. and Atticus International, Ltd. became the owners of more than 5% of the Shares on December 30, 1997. All capitalized terms not defined herein have the definitions given them in this Schedule 13D as previously amended.

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         This statement is being filed on behalf of Timothy R. Barakett, Atticus Management, Ltd. (the "Manager") and Atticus International, Ltd. (the "Fund" and, together with Mr. Barakett and the Manager, sometimes referred to as the "Reporting Persons"), each of which is a British Virgin Islands international business company.
         Mr. Barakett is the Managing Member of Atticus Holdings, L.L.C. ("Holdings"), a Delaware limited liability company that serves as the General Partner of Atticus Partners, L.P., a Delaware limited partnership (the "Partnership"), and that has investment discretion over certain managed accounts (the "managed accounts"), and is the President of the Manager, which serves as the Manager of the Fund. The principal office of Mr. Barakett, the Partnership and Holdings is at 590 Madison Avenue, 32nd Floor, New York, New York 10022. The Principal Office of the Manager is at Citco Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands. The principal office of the Fund is at c/o CITCO Fund Services (Curacao) N.V., Kaya Flamboyan 9, Curacao, Netherlands Antilles.

         None of the Reporting Persons, Holdings or the Partnership has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Mr. Barakett is a citizen of Canada.


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Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Mr. Barakett is deemed to beneficially own 1,778,106 Shares and the Manager and the Fund are each deemed to beneficially own 790,200 Shares. All 1,778,106 Shares deemed to be owned by Mr. Barakett are held by either the Partnership, the Fund or the managed accounts. As a consequence of a spin-off of the Issuer that was effected in connection with the merger of Daka International, Inc. with Compass Interim, Inc., the Partnership, the Fund and the managed accounts received a distribution of 973,600 Shares of the Issuer on July 23, 1997. Since this distribution, the Partnership, the Fund and the managed accounts have purchased additional Shares in open market transactions. The aggregate purchase price for all the Shares of the Issuer that Mr. Barakett is currently deemed to beneficially own is $12,087,681.64. The aggregate purchase price for all the Shares of the Issuer that the Manager and the Fund are currently deemed to beneficially own is $5,379,944.59. The funds for the purchase of the Shares held in the Partnership, the Fund or the managed accounts have come from the working capital of the Partnership, the Fund or the managed accounts. The working capital of these entities includes the proceeds of margin loans entered into in the ordinary course of business with Bear, Stearns & Co., Inc., such loans being secured by the securities owned by them.

Item 4.  Purpose of Transactions

         The Shares deemed to be beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes. Mr. Barakett has communicated with management of the Issuer and reserves the right in the future to communicate with management, other shareholders of the Issuer and other parties regarding methods of enhancing shareholder value. The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D. Mr. Barakett continues to believe, however, that the Board of Directors of the Issuer should appoint a committee of independent directors to hire an independent investment banking firm and otherwise study alternatives for maximizing shareholder value. Mr. Barakett continues to reserve the right to provide copies of letters to management expressing this view (previously filed as exhibits to this Schedule 13D) to other persons, including shareholders of the Issuer.


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         Mr. Barakett, on behalf of the above mentioned entities,
         reserves the right to purchase additional Shares or to dispose of the Shares in the open market, in privately negotiated transactions or in any other lawful manner in the future and to take whatever action with respect to each of such entities' holdings of the Shares he deems to be in the best interests of such entities.

Item 5.  Interest in Securities of Issuer

         Based on the Issuer's most recent filing on Form 10-Q, as of November 10, 1997 there were 11,504,210 Shares outstanding. Therefore, Mr. Barakett may be deemed to beneficially own 15.46% of the outstanding Shares and the Manager and the Fund each may be deemed to own 6.87% of the outstanding Shares. None of the Partnership or any of the managed accounts by itself owns greater than 5% of the outstanding Shares. The Reporting Persons have the power to vote, direct the vote, dispose of or direct the disposition of all the Shares that they are deemed to beneficially own. All transactions in the Shares effected by Mr. Barakett since the last filing on
         Schedule 13D were effected in open-market transactions and are set forth in Exhibit B hereto. All transactions in the Shares effected by the Manager and the Fund in the sixty days prior to December 30, 1997 were effected in open-market transactions and are set forth in Exhibit C hereto.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         The Reporting Persons have no contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.  Material to be Filed as Exhibits


         Exhibit A:  Joint Filing agreement.

         Exhibits B and C:  As described in Item 5.











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         Signatures

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.



                                 /s/ Timothy R. Barakett
                                 _____________________________
                                 Timothy R. Barakett


                               ATTICUS MANAGEMENT, LTD.

                               By:  /s/ Timothy R. Barakett
                                 _____________________________
                                 Timothy R. Barakett, President


                               ATTICUS INTERNATIONAL, LTD.

                               By: ATTICUS MANAGEMENT, LTD.
                                   Manager

                               By:  /s/ Timothy Barakett
                                  ____________________________
                                  Timothy R. Barakett, President


December 31, 1997


















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                                                        Exhibit A





                         AGREEMENT

         The undersigned agree that this Amendment to

Schedule 13D dated December 31, 1997 relating to the Common

Stock of Unique Casual Restaurants, Inc. shall be filed on

behalf of the undersigned.

                                 /s/ Timothy R. Barakett
                                 _____________________________
                                 Timothy R. Barakett


                               ATTICUS MANAGEMENT, LTD.

                               By:  /s/ Timothy R. Barakett
                                 _____________________________
                                 Timothy R. Barakett, President


                               ATTICUS INTERNATIONAL, LTD.

                               By: ATTICUS MANAGEMENT, LTD.
                                   Manager

                               By:  /s/ Timothy Barakett
                                  ____________________________
                                  Timothy R. Barakett, President


December 31, 1997














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02090003.AE4



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                                             Exhibit B

         SCHEDULE OF TRANSACTIONS - TIMOTHY R. BARAKETT

                                          Price Per Share
Date     Shares Purchased or (Sold)   (excluding commission)
____     ________________________        _________________

12/11/97             25,000                    $6.975

12/12/97             45,000                     6.75

12/15/97              7,000                     6.6225

12/16/97              5,000                     6.375

12/17/97             10,000                     6.1875

12/19/97              9,000                     6.125

12/24/97              5,000                     6.185

12/29/97              1,000                     6.125

12/29/97             10,000                     6.4275

12/30/97            464,300                     7.039

12/30/97             20,000                     6.8288















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                                             Exhibit C

                   SCHEDULE OF TRANSACTIONS -
                  ATTICUS MANAGEMENT, LTD. AND
                   ATTICUS INTERNATIONAL, LTD.


                                          Price Per Share
Date     Shares Purchased or (Sold)   (excluding commission)
____     ________________________        _________________

10/31/97             20,300                    $5.4412

12/11/97             14,000                     6.975

12/12/97             25,200                     6.75

12/19/97              9,000                     6.125

12/24/97              5,000                     6.185

12/29/97                600                     6.125

12/29/97              6,200                     6.4275

12/30/97            259,500                     7.039

12/30/97             12,300                     6.8288















02090003.AE4